Exhibit 4.3
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2022, Tronox Holdings plc (“Tronox Holdings” or the “Company”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our ordinary shares.

Description of Ordinary Shares

The following description of our ordinary shares, nominal value US$0.01 per share, is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the applicable laws of England and Wales, the applicable provisions of the UK Companies Act 2006 (the “UK Companies Act”) and our Articles of Association (the “Articles of Association”), which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.3 is a part. We encourage you to read our Articles of Association and the applicable provisions of the UK Companies Act for additional information.

General

As of the date of this filing, we are authorized to issue up to 500 million of our ordinary shares. Computershare Trust Company, N.A. is the transfer agent and registrar for our ordinary shares, which are listed on the New York Stock Exchange under the symbol “TROX.”

Dividends and Distributions

Subject to the UK Companies Act, shareholders may declare dividends by ordinary resolution (but no dividend shall exceed any dividend recommended by the Board).  The Board may also pay dividends to shareholders in accordance with their respective rights and interests in the Company. Dividends may be paid only out of “distributable reserves,” defined as “accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital.” The Company is not permitted to pay dividends out of share capital, which includes share premiums. Realized reserves are determined by reference to qualifying accounts of the Company meeting certain prescribed contents requirements and in accordance with generally accepted accounting principles. The Company will not be permitted to make a distribution if, at the time, the amount of its net assets is less than the aggregate of its issued and paid-up share capital and undistributable reserves or to the extent that the distribution will reduce the net assets below such amount. The Company is undertaking a reduction of capital with the aim of ensuring that sufficient distributable reserves will be available to permit dividends, distributions or share repurchases.

There are no fixed dates on which entitlement to dividends arise on any of the ordinary shares.

A general meeting declaring a dividend may, upon the recommendation of the Board, by ordinary resolution direct that it be satisfied wholly or partly by the distribution of assets, including shares or securities in any company. The Articles of Association also permit a scrip dividend scheme under which the Board may allot to holders of ordinary shares who have elected to receive them, further ordinary shares, credited as fully paid, instead of cash in respect of all or part of a dividend. Unclaimed dividends and other amounts payable by the Company can be invested or otherwise used by the Board for the benefit of the Company until they are claimed or disposed of in accordance with any applicable law relating to unclaimed monies.

Conversion, Redemption and Residency

There are no conversion rights or redemption provisions relating to the ordinary shares. Under the laws of England and Wales, persons who are neither residents nor nationals of the UK may freely hold, vote and transfer the ordinary shares in the same manner and under the same terms as UK residents or nationals.

Voting Rights

The Articles of Association provide that, for so long as any shares are held by a Depositary (as defined in the Articles of Association), a resolution put to the vote at a general meeting shall be decided on a poll. Subject to the UK Companies Act and to any rights or restrictions as to voting attached to any class of shares, every shareholder present and entitled to vote on the resolution has one vote for every ordinary share of which he, she or it is the holder. In the case of joint holders of an ordinary share, the vote of the senior holder (determined by the order of the joint holders’ names on the register) who votes (or any proxy duly appointed by the senior holder) shall be accepted to the exclusion of the votes of the other joint holders.

Amendment to the Articles of Association

Under the laws of England and Wales, and subject to a quorum being present, the shareholders may amend the articles of association of the Company by special resolution (i.e., a resolution approved by the holders of at least 75% of the aggregate voting power of the outstanding ordinary shares that, being entitled to vote, vote on the resolution) at a general meeting. The full text of the special resolution must be included in the notice of the meeting.

Winding Up

In the event of a voluntary winding up of the Company, the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by law, divide among the shareholders the whole or any part of the assets of the Company and vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as the liquidator, with the like sanction, will determine. Upon any such winding up, after payment or provision for payment of the Company’s debts and liabilities, the holders of ordinary shares (and any other shares in issue at the relevant time which rank equally with such shares) will share equally, on a share for share basis, in the Company’s assets remaining for distribution to the holders of ordinary shares.

Pre-emptive Rights and New Issues of ordinary shares

Under the laws of England and Wales, the Board is, with certain exceptions, unable to allot and issue securities without being authorized by the shareholders in a general meeting. In addition, the laws of England and

Wales require that any issuance of equity securities that are to be paid for wholly in cash must be offered first to the existing holders of equity securities in proportion to the respective nominal amounts (i.e., par values) of their holdings on the same or more favorable terms, unless a special resolution (i.e., a resolution approved by the holders of at least 75% of the aggregate voting power of the outstanding ordinary shares that, being entitled to vote, vote on the resolution) excluding this requirement has been passed in a general meeting of shareholders (which authority can be for a maximum of five years, after which a further shareholder approval would be required to renew the exclusion). In this context, equity securities generally means shares other than shares which, with respect to dividends or capital, carry a right to participate only up to a specified amount in a distribution, which, in relation to the Company, will include the ordinary shares and all rights to subscribe for or convert securities into such shares.

The directors of the Company have been authorized by way of a shareholder resolution passed at a general meeting of the Company held on February 25, 2019, for a period of five years, to allot shares in the Company, or to grant rights to subscribe for or to convert or exchange any security into shares in the Company, up to an aggregate nominal amount (i.e., par value) of US$5,000,000 and pre-emption rights in respect of such allotments have also been excluded.

The laws of England and Wales also prohibit an English company from issuing shares at a discount to nominal amount (i.e., par value) or for no consideration. If the shares are issued upon the lapse of restrictions or the vesting of any restricted stock award or any other share-based grant underlying any ordinary shares, the nominal amount (i.e., par value) of the shares must be paid up in accordance with the laws of England and Wales.

Shareholder Rights Plan

Under the Articles of Association, a shareholder rights plan may be established to prevent an “ownership change” for the purpose of section 382 of the US Internal Revenue Code of 1986, as amended (“section 382”).  The purpose of any rights plan will be to preserve the Company’s ability to utilize its net operating loss carry forwards and other tax attributes, which would be substantially limited if the Company experienced an “ownership change” as defined under section 382.  In general, an ownership change would occur under section 382 if the shareholders who are treated as owning 5% or more of ordinary shares for the purposes of section 382 collectively increased their aggregate ownership in ordinary shares by more than 50% over a rolling three-year period.

Effective from the date that a rights plan is introduced, the Board will grant subscription rights to holders of ordinary shares to acquire ordinary shares (or shares of any class as specified in the rights plan) such that, if any person or group acquires 4.5% or more of the ordinary shares, or if a person or group that owns 4.5% or more of ordinary shares acquires additional ordinary shares representing 0.5% or more of the issued ordinary shares, then, subject to certain exceptions, there would be a triggering event under the rights plan.  The rights would then separate from the ordinary shares and would be adjusted to become exercisable so that ordinary shares (or shares of any class as specified in the rights plan) could be acquired by all holders of ordinary shares (other than the person or group that caused the trigger event).  The shares to be acquired would have a market value equal to twice the exercise price, resulting in significant dilution in the ownership interest of the person or group that caused the trigger event.

If a rights plan is established, the Board will have the discretion to exempt any acquisition of ordinary shares from the provisions of the rights plan if it determines that doing so would not jeopardize or endanger the

Company’s use of its net operating losses.  The Board will also have the ability to terminate any rights plan prior to a triggering event, including, but not limited to, in connection with a transaction.

Rights issued under a rights plan are expected to expire five years after the date on which any rights plan is established.

Disclosure of Interests in Shares

The laws of England and Wales give the Company the power to serve a notice requiring any person whom it knows has, or whom it has reasonable cause to believe has, or within the previous three years has had, any ownership interest in any ordinary shares to disclose specified information regarding those shares. Failure to provide the information requested within the prescribed period (or knowingly or recklessly providing false information) after the date the notice is sent can result in criminal or civil sanctions being imposed against the person in default.

Under the Articles of Association, if any shareholder, or any other person appearing to be interested in ordinary shares held by such shareholder, fails to give the Company the information required by the notice, the Board may withdraw voting and certain other rights, and place restrictions on the rights to receive dividends and to transfer such ordinary shares.

Alteration of Share Capital; Repurchase of ordinary shares

Subject to the provisions of the UK Companies Act, and without prejudice to any relevant special rights attached to any class of shares, the Company may, from time to time:

•increase its share capital by allotting and issuing new shares in accordance with the Articles of Association and any relevant shareholder resolution;

•consolidate all or any of its share capital into shares of a larger nominal amount (i.e., par value) than the existing shares; or

•redenominate its share capital or any class of share capital.

The laws of England and Wales prohibit the Company from purchasing its own shares unless such purchase has been approved by its shareholders. Shareholders may approve two different types of such share purchases: “on-market” purchases or “off-market” purchases. “On-market” purchases may be made only on a “recognised investment exchange,” which does not include the NYSE, which is the only exchange on which the Company’s Shares are traded. In order to purchase its own shares, the Company must therefore obtain shareholder approval for “off-market” purchases. This requires that the Company’s shareholders pass an ordinary resolution approving the terms of the contract pursuant to which any purchase is to be made. Such approval may be for a specific purchase or constitute a general authority lasting for up to five years after the date of the resolution, and renewal of such approval for additional five-year terms may be sought more frequently. However, shares may be repurchased only out of distributable reserves or, subject to certain exceptions, the proceeds of a fresh issue of shares made for that purpose. At a general meeting of the Company held on February 25, 2019, shareholder resolutions were passed authorizing the Company to repurchase ordinary shares for a period of five years through (i) an approved form of share repurchase contract, or (ii) an approved form of share repurchase plan established in accordance with Rule 10b5-1 under the Exchange Act.

Transfer of ordinary shares

The Articles of Association allow holders of ordinary shares to transfer all or any of their ordinary shares in the case of ordinary shares held in certificated form by instrument of transfer in writing in any usual form or in any other form which is permitted by the UK Companies Act and is approved by the Board. The instrument of transfer must be executed by or on behalf of the transferor and (in the case of a transfer of a share which is not fully paid) by or on behalf of the transferee.

The Board may, in its absolute discretion, refuse to register a transfer of a certificated ordinary share to any person if it is not fully paid or is an ordinary share on which the Company has a lien. The Board may also refuse to register the transfer of a share in certain other limited circumstances, including if the transfer is not in favor of four or fewer transferees or it is in favor of a minor, bankrupt or person of mental ill health.  If the Board refuses to register the transfer of a share, the instrument of transfer must be returned to the transferee within two months after the date on which the transfer was lodged with the Company with the notice of refusal and reasons for the refusal.

The Company’s share register is maintained by its transfer agent, Computershare Trust Company, N.A.  Registration in this share register is determinative of share ownership. A shareholder who holds ordinary shares through the DTC clearance system is not the holder of record of such shares. Instead, the depositary (for example, Cede & Co., as nominee for DTC) or other nominee is the holder of record of such shares.  Accordingly, a transfer of shares from a person who holds such shares through the DTC clearance system to a person who also holds such shares through the DTC clearance system will not be registered in the Company’s official share register, as the depositary or other nominee will remain the record holder of such shares.

Anti-Takeover Provisions

The UK City Code on Takeovers and Mergers (the “Takeover Code”) applies, among other things, to an offer for a public company whose registered office is in the UK (or the Channel Islands or the Isle of Man) and whose securities are not admitted to trading on a regulated marked in the UK (or on any stock exchange in the Channel Islands or the Isle of Man) if the company is considered by the UK Panel on Takeovers and Mergers (the “Takeover Panel”), the regulatory body which issues and administers the Takeover Code, to have its place of central management and control in the UK (or the Channel Islands or the Isle of Man).  This is known as the “residency test”.  Under the Takeover Code, the Takeover Panel will determine whether the Company has its place of central management and control in the UK by looking at various factors, including the structure of the Board, the functions of the directors and where they are resident.

If, at the time of a takeover offer, the Takeover Panel determines that the Company has its place of central management and control in the UK, the Company would be subject to a number of rules and restrictions, including but not limited to the following: (i) the ability of the Company to enter into deal protection arrangements with a bidder would be extremely limited; (ii) the Company might not, without the approval of its shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (iii) the Company would be obliged to provide equality of information to all bona fide competing bidders.

It is intended that all of the Company’s directors will reside outside of the UK, the Channel Islands and the Isle of Man.  Accordingly, for the purposes of the Takeover Code, the Company is expected to be considered to have its place of central management and control outside the UK, the Channel Islands or the Isle of Man.  Therefore, the Takeover Code is not expected to apply to the Company.  It is possible that in the future circumstances could change that may cause the Takeover Code to apply to the Company.

Although the Company is not expected to be subject to the Takeover Code, the Articles of Association incorporate the protections of mandatory offer provisions substantially similar to the Takeover Code.  Except with the prior consent of the Board or the prior approval of independent shareholders, a shareholder, together with persons acting in concert with it, would be at risk of certain sanctions including disenfranchisement (as regards voting and entitlement to dividends) if they acquired an interest in ordinary shares carrying 30% or more of the voting rights of the Company without making an offer for all of the other issued ordinary shares in cash or accompanied by a cash alternative. These provisions could have the effect of discouraging the acquisition and holding of interests of 30% or more of the voting rights and encouraging those shareholders who may be acting in concert with respect to the acquisition of shares to consult with the Board before effecting any additional purchases.
The mandatory offer provisions in the Articles of Association only apply while the Takeover Code does not apply to the Company.